September 1, 2005

Via EDGAR and Federal Express

Beverly A. Singleton

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-3561

RE:	Carrols Corporation

Item 4.01 Form 8-K

Filed August 17, 2005

File No. 1-6553

Dear Ms. Singleton:

Set forth below is the response of Carrols Corporation (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated August 19, 2005 (the “Comment Letter”), concerning the referenced Current Report on Form 8-K filed on August 17, 2005. For your convenience and to facilitate your review, we have set forth herein the comment contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.	We note the disclosure that the resignation of the former auditors, PricewaterhouseCoopers LLP (“PwC”), will occur following completion of services related to their review of your interim financial statements for the quarter ended July 3, 2005. As we assume that the resignation of PwC has occurred via the August 18, 2005 filing of the quarterly report on Form 10-Q for the period ended July 3, 2005, an amendment to the Item 4.01 Form 8-K should indicate whether there are any disagreements or reportable events through the Form 10-Q filing date, and also include an updated confirming auditors’ letter, filed as Exhibit 16.1

We complied with your request and filed an amendment to the Item 4.01 Form 8-K on September 1, 2005 indicating whether there were any disagreements or reportable events through the Form 10-Q filing date and have included an updated confirming auditors’ letter, filed as Exhibit 16.1.

In connection with our response to your comment, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our response, please feel free to call either me (315-424-0513, ext. 223), Joseph A. Zirkman, Vice-President and General Counsel of Carrols Corporation (315-424-0513 ext. 333) or our outside counsel, Wayne A. Wald (212-940-8508) of Katten Muchin Rosenman LLP.

Sincerely,

/s/ Paul R. Flanders
Paul R. Flanders
Vice President, Chief Financial Officer and Treasurer

cc:	Joseph A. Zirkman, Esq.
Wayne A. Wald, Esq.

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